Exhibit 99.2

Proxy

ANNUAL MEETING (THE “MEETING”) OF THE SHAREHOLDERS OF CARDIOME PHARMA CORP. (THE “CORPORATION”) TO BE HELD AT THE REGENCY A BALLROOM, HYATT REGENCY VANCOUVER, 655 BURRARD STREET, VANCOUVER, B.C., CANADA ON MONDAY, JUNE 6, 2005 AT 1:30 P.M.

The undersigned shareholder (“Registered Shareholder”) of the Corporation hereby appoints, Robert W. Rieder, the President, Chief Executive Officer and a Director of the Corporation or, failing this person, Mark C. Rogers, Chairman of the Board and a Director of the Corporation or, in the place of the foregoing,                                                                                                      (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the Common Shares of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE:

DATE SIGNED:                                                             , 2005

MATTERS TO BE ACTED UPON (For full details of each item, please see the accompanying Notice of Meeting and Information Circular)

	For	Withhold
Election of Directors
To elect as a director of the Corporation:
Mark C. Rogers
Robert W. Rieder
Fred Mermelstein
Ralph Snyderman
Jackie M. Clegg
Harold H. Shlevin
Re-Appointment of Auditors To re-appoint Ernst & Young LLP, Chartered Accountants, as Auditors for the Corporation
	For	Against
Remuneration of Auditors To authorize the directors to fix the Auditors’ remuneration

Amendment to 2001 Incentive Stock Option Plan
To pass the resolution, the full text of which is set out in Schedule A to the Information Circular, as an ordinary resolution to ratify and approve the amendment of the Corporation’s 2001 Incentive Stock Option Plan

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE MEETING AND ANY ADJOURNMENT THEREOF.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a matter set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of such matter;

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. In respect of each matter set out in this Instrument of Proxy for which no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot or poll that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of (i) any amendments to or variations of any of the matters set out in the Instrument of Proxy and (ii) other matters or business which may properly come before the Meeting, where such amendments, variations or matters were not known to management of the Corporation or the proxyholder a reasonable time prior to the solicitation of this Instrument of Proxy.

7.	If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers and signing and dating a written notice of revocation. (See “Revoking a Proxy” in the Information Circular.)

To be represented at the Meeting, the Instrument of Proxy must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than forty eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8,
and its fax number is (604) 689-8144.